SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 5)

ClearSign Combustion Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 185064102

1)	NAME OF REPORTING PERSON

Christopher Marlett

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3)	SEC Use Only

4)	SOURCE OF FUNDS	OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7)	SOLE VOTING POWER	283,074[1]
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	705,623[2]
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	283,074[1]
REPORTING
PERSON WITH	10)	SHARED DISPOSITIVE POWER	705,623[2]

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
988,6973

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.5%[3]

14)	TYPE OF REPORTING PERSON	IN

1.	Includes 210,524 shares of Common Stock and 72,550 shares of Common Stock issuable under immediately exercisable Warrants.
2.	Includes 545,473 shares of Common Stock and 160,150 shares of Common Stock issuable under immediately exercisable Warrants held of record by MDB Capital Group LLC, of which the Reporting Person is Chief Executive Officer. The Reporting Person disclaims beneficial ownership of the 545,473 shares of Common Stock and the 160,150 shares of Common Stock issuable under immediately exercisable Warrants held of record by MDB Capital Group, LLC, except, in each case, to the extent of his pecuniary interest therein.
3.	Based on 12,943,354 shares of the Common Stock of the issuer currently outstanding.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D originally filed by Christopher Marlett (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on May 1, 2012, as amended (as amended, this “Schedule 13D”).

ITEM 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock (the “Common Stock”) of ClearSign Combustion Corporation, a Washington corporation (the “Issuer”). The principal executive office of the Issuer is 12870 Interurban Avenue South, Seattle, Washington 98168.

ITEM 2.	Identity and Background.

(a)           This Schedule 13D is being filed by Christopher Marlett.

(b)           The Reporting Person’s business address is 2425 Cedar Springs Road, Dallas, TX 75201.

(c)           The Reporting Person principal occupation is Chief Executive Officer of MDB Capital Group, LLC, an investment banking firm.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Person through the use of personal funds, corporate funds of MDB Capital Group, LLC, cashless exercise of warrants and the provision of services.

ITEM 4.	Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer); (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)           Any action similar to any of those actions enumerated above.

ITEM 5.	Interests in Securities of the Issuer

(a)           The Reporting Person beneficially owns an aggregate of 988,697 shares of Common Stock, representing 7.5% of the Issuer’s Common Stock. This percentage is based upon an aggregate of 12,943,354 outstanding shares of the Issuer’s Common Stock, as reflected on the most recently filed quarterly report of the Issuer on Form 10-Q with the Securities and Exchange Commission. The foregoing beneficial ownership of 988,697 shares includes (i) 160,150 shares underlying warrants held by MDB Capital Group, LLC, and (ii) 72,550 shares underlying a warrant held by the Reporting Person.

(b)           The Reporting Person has (A) the sole power to vote and to dispose of 283,074 shares of Common Stock and (B) the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, of 705,623 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the 705,623 shares of Common Stock over which he has the shared power to vote, or to direct the vote, or to dispose, or direct the disposition, except to the extent of his pecuniary interest therein.

(c)           During the last 60 days, the Reporting Person acquired the following shares of common stock, for cash, each in a market transaction, unless noted:

Date	No. of Shares	Price ($)	Explanatory Note
5/12/16	8,916	N/A	Cashless exercise of warrant
5/20/16	3,769	4.100
5/23/16	5,000	4.100
5/24/16	100	4.149
5/24/16	500	4.140
5/24/16	1,100	4.150
5/24/16	1,300	4.142
5/24/16	2,000	4.150
5/25/16	3,000	4.100

(d)           Not applicable

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Warrant to Purchase Shares of Common Stock (incorporated herein by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-177946), filed with the SEC on November 14, 2011).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 27, 2016

/s/ Christopher Marlett
Christopher Marlett